UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No.     )*

Dropbox, Inc.

(Name of Issuer)

Class A Common Stock, par value $0.00001 per share

(Title of Class of Securities)

26210C 104

(CUSIP Number)

December 31, 2018

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)

☐	Rule 13d-1(c)

☒	Rule 13d-1(d)

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 26210C 104

1.	Names of Reporting Persons. Andrew W. Houston
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power 95,060,375 (See Item 4(a) below)
	6.	Shared Voting Power 0
	7.	Sole Dispositive Power 92,592,398 (See Item 4(a) below)
	8.	Shared Dispositive Power 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 95,060,375 (See Item 4(a) below)
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)
11.	Percent of Class Represented by Amount in Row (9) 35.7% (See Item 4(b) below)
12.	Type of Reporting Person (See Instructions) IN

Item 1(a)	Name of Issuer:

Dropbox, Inc.

Item 1(b)	Address of Issuer’s Principal Executive Offices:

333 Brannan Street

San Francisco, CA 94107

Item 2(a)	Name of Person Filing:

Andrew W. Houston

Item 2(b)	Address of Principal Business Office or, if none, Residence:

c/o Dropbox, Inc.

333 Brannan Street

San Francisco, CA 94107

Item 2(c)	Citizenship:

Andrew W. Houston is a United States citizen

Item 2(d)	Title of Class of Securities:

Class A Common Stock, par value $0.00001 per share

Item 2(e)	CUSIP Number:

26210C 104

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

Not applicable.

Item 4.	Ownership

(a)	Amount beneficially owned:

As of December 31, 2018, (i) 10,333,333 shares of Class A Common Stock were held of record by Andrew W. Houston, (ii) 716,728 shares of Class A Common Stock and 7,893,764 shares of Class B Common Stock were held of record by the Houston Remainder Trust dated 12/30/2010, for which Mr. Houston serves as trustee, (iii) 73,148,073 shares of Class B Common Stock were held of record by the Andrew W. Houston Revocable Trust dated 9/7/2011, for which Mr. Houston serves as trustee, and (iv) 500,500 shares of Class B Common Stock were held of record by the Houston 2012 Irrevocable Children’s Trust dated 4/12/2012, for which Mr. Houston serves as trustee. In addition, Mr. Houston has voting power over 271,400 shares of Class A Common Stock and 2,196,577 shares of Class B Common Stock held by other stockholders, over which, under all but certain limited circumstances, Mr. Houston holds an irrevocable proxy, pursuant to voting agreements between Mr. Houston and such stockholders.

Each share of Class B Common Stock is convertible into one share of Class A Common Stock at the option of the holder and has no expiration date. Each share of Class B Common Stock is entitled to ten votes per share, whereas each share of Class A Common Stock is entitled to one vote per share. The rights of the holders of Class A Common Stock and Class B Common Stock are identical, except with respect to the aforementioned conversion rights and voting rights.

(b)	Percent of class:

35.7%

The ownership percentage above is calculated based on 182,703,210 shares of Class A Common Stock outstanding as of October 31, 2018, as reported in the Issuer’s Form 10-Q filed with the Securities and Exchange Commission on November 9, 2018, plus the assumed conversion of 83,738,914 shares of Class B Common Stock deemed beneficially owned by Mr. Houston, as described herein, into shares of Class A Common Stock.

(c)	Number of shares as to which the person has:

(i)	Sole power to vote or direct the vote: 95,060,375 shares

(ii)	Shared power to vote or direct the vote: 0 shares

(iii)	Sole power to dispose or to direct the disposition of: 92,592,398 shares

(iv)	Shared power to dispose or to direct the disposition of: 0 shares

Item 5.	Ownership of 5 Percent or Less of a Class

Not applicable.

Item 6.	Ownership of More than 5 Percent on Behalf of Another Person

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person

Not applicable.

Item 8.	Identification and Classification of Members of the Group

Not applicable.

Item 9.	Notice of Dissolution of Group

Not applicable.

Item 10.	Certifications

Not applicable.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 14, 2019

/s/ Andrew W. Houston
Andrew W. Houston